Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated February 7, 2012

Supplementing the Preliminary Prospectus Supplement, dated February 7, 2012

Registration No. 333-175791

HCA Inc.

$1,350,000,000 5.875% Senior Secured Notes due 2022 (the “Notes”)

Pricing Supplement

Pricing Supplement dated February 7, 2012 to HCA Inc.’s Preliminary Prospectus Supplement dated February 7, 2012. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information present in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	HCA Inc.

Aggregate Principal Amount	$1,350,000,000

Title of Security	5.875% Senior Secured Notes due 2022

Maturity	March 15, 2022

Spread to Treasury	+392 basis points

Benchmark Treasury	UST 7 1/4% due August 15, 2022

Coupon	5.875%

Public Offering Price	100% plus accrued interest, if any, from February 16, 2012

Yield to Maturity	5.875%

Interest Payment Dates	March 15 and September 15 of each year, beginning on September 15, 2012

Record Dates	March 1 and September 1 of each year

Gross Proceeds	$1,350,000,000

Underwriting Discount	1.125%

Net Proceeds to Issuer Before Expenses	$1,334,812,500

Optional Redemption (Make Whole Call)	The Notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i) 100% of the aggregate principal amount of the Notes to be redeemed, and

(ii) an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the Notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	February 7, 2012

Settlement Date:	February 16, 2012 (T+7)

We expect that delivery of the notes will be made to investors on or about February 16, 2012, which will be the seventh business day following the date of this pricing term sheet (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 404121 AE5
ISIN: US404121AE51

Form of Offering	SEC Registered (Registration No. 333-175791)

Joint Book-Running Managers	Goldman, Sachs & Co.
Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Managers	Credit Agricole Securities (USA) Inc.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Use of Proceeds	We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1,333,000,000. We intend to use the net proceeds from the notes offered hereby for general corporate purposes, which may include the repayment, redemption or repurchase of our existing indebtedness and/or the financing of the special dividend payable in February 2012 to shareholders of HCA Holdings, Inc. See “Use of Proceeds” and “Capitalization.”

Additional Changes to Preliminary Prospectus Supplement:	The total size of the offering of notes has been increased from $750,000,000 to $1,350,000,000.

Corresponding changes have been made where applicable throughout the Preliminary Prospectus Supplement. In addition, other information (including financial information) is deemed to have changed to the extent affected by the changes described herein and the pricing of the Notes.

The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus may be obtained by calling Barclays Capital Inc. at 1-888-603-5847.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.